Exhibit 4.61

Summary of the Second Amendment to Rural Partnership Agreement, entered into on June 30, 2020, in connection with Fazenda Jatobá

Parties: Jaborandi Agrícola Ltda., as the company vested in the possession of the land, John Kudiess and Harald Kudiess, as the natural individuals interested in entering into a rural partnership with BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, and Imobiliária Jaborandi Ltda., as owner of the land.

Purpose: Amend the Rural Partnership Agreement, entered into on June 13, 2018, amended in June 28, 2019, in connection with the possession and exploitation of 7,619 arable hectares of Fazenda Jatobá, in order to establish the possibility of extension of the initial deadline for an additional term of five years, subject to the purchase by John Kudiess and Harald Kudiess of 4,200 arable hectares by July 31, 2028.